

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

BY POST

28th May, 2003



03022456

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. Announcement of the Company dated 21st May, 2003 in respect of acquisition of interests of Shanghai United; and
2. Joint announcement of the Company and SIIC Medical Science and Technology dated 21st May, 2003 in respect of propose privatization of SIIC MedTech.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg/Mr. Paul Boltz

M:\ADR\ltrtoSEC.doc

22-5-2003

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong under the Companies Ordinance)

ACQUISITION OF INTEREST IN SHANGHAI INDUSTRIAL UNITED HOLDINGS CO., LTD. CONNECTED TRANSACTION

— On 21st May 2003, the Company's wholly-owned subsidiary, Shanghai Industrial YKB, entered into the Acquisition Agreement with the Vendors to acquire from them non-publicly tradable SI United Shares representing an aggregate of approximately 56.63% of the issued share capital of SI United as at the Latest Practicable Date, as to which 41.6% is to be acquired from the Connected Vendors and 15.03% is to be acquired from the Independent Vendors.

— Completion of the Acquisition Agreement will result in SI United becoming a subsidiary of the Company.

— Total consideration for the Acquisitions amounted to approximately RMB866.46 million (equivalent to approximately HK$817.42 million) and will be satisfied by cash payment. Consideration per SI United Share, being RMB4.9917 (equivalent to approximately HK$4.7092) payable by Shanghai Industrial YKB to each of the Vendors is the same.

— On 21st May 2003, SI United and, one of its subsidiaries, Shanghai United entered into the Reorganization Agreements with three affiliated companies of SIIC whereby SI United and Shanghai United agreed to dispose their respective entire interests in the Excluded Companies which carry on spinning, weaving and other operations.

— The consideration payable to the Vendors will be made in cash by Shanghai Industrial YKB within 15 business days after the Acquisition Agreement has become effective and SI United and Shanghai United have received the consideration payable to them under the Reorganization Agreements.

— SI United, whose RMB-denominated domestic A shares are listed and traded on the Shanghai Stock Exchange, is primarily engaged in bio-medicine related operations and commercial network operations.

— The Connected Vendors are ultimately controlled by SIIC and therefore are connected persons of the Company. In view of the interest of the Connected Vendors in the Acquisitions and in accordance with the requirements of the Listing Rules, the entering into of the Acquisition Agreement constitutes a connected transaction for the Company under the Listing Rules, and is subject to the approval by the Independent Shareholders at the Extraordinary General Meeting. An independent board committee will be formed to advise the Independent Shareholders in respect of the Acquisition Agreement. An independent financial advisor will be appointed to advise the independent board committee in respect of the Acquisition Agreement. A circular containing, amongst other things, further information of the Acquisitions, letters of advice from the independent board committee and the independent financial adviser respectively and a notice of the Extraordinary General Meeting will be despatched to the Shareholders as soon as practicable.

— The Independent Vendors are independent third parties unconnected with any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any associate of any of them.

ACQUISITIONS

Date of the Acquisition Agreement

21st May 2003

Parties

Purchaser: Shanghai Industrial YKB, a wholly-owned subsidiary of the Company

Vendors:

Connected Vendors
1. SIIC Shanghai
2. City Note

Independent Vendors
3. Shanghai Weaving
4. Uni-Shanghai; and
5. Shanghai AJ

Interests to be acquired

Shanghai Industrial YKB has agreed to acquire 173,580,341 SI United Shares being the entire interests held by all of the Vendors in SI United and representing an aggregate of approximately 56.63% of the issued share capital of SI United as at the Latest Practicable Date. The SI United Shares held by the Vendors are non-publicly tradable shares. Particulars of their interests in SI United to be acquired by Shanghai Industrial YKB are shown as follows:

	Name of Vendor	Number of SI United Shares to be sold	Approximate Percentage of Shareholding	Class of shares*
1.	SIIC Shanghai	68,472,000	22.34%	state shares
2.	City Note	59,027,603	19.26%	foreign legal person shares
3.	Shanghai Weaving	27,688,500	9.03%	state legal person shares
4.	Uni-Shanghai	9,841,230	3.21%	foreign legal person shares
5.	Shanghai AJ	8,551,008	2.79%	domestic legal person shares
	Total:	173,580,341	56.63%	

After completion of the Acquisitions, the Company will indirectly hold a total of 173,580,341 SI United Shares, representing approximately 56.63% of the issued share capital of SI United as at the Latest Practicable Date, and SI United will become a subsidiary of the Company and its results will be consolidated into the results of the Group.

Consideration

The aggregate consideration for the Acquisitions amounted to approximately RMB866.46 million (equivalent to approximately HK$817.42 million) and is payable by Shanghai Industrial YKB in the following manner:

	Name of Vendor	Amount of consideration RMB	Amount of consideration HK$ equivalent
1.	SIIC Shanghai	341,791,682	322,444,983
2.	City Note	294,648,086	277,969,892
3.	Shanghai Weaving	138,212,685	130,389,326
4.	Uni-Shanghai	49,124,468	46,343,838
5.	Shanghai AJ	42,684,067	40,267,987
	Total:	866,460,988	817,416,026

The consideration payable to the Vendors will be made in cash by Shanghai Industrial YKB within 15 business days after (a) the Acquisition Agreement has become effective (see the section headed "Events to take place prior to the Acquisition Agreement becoming effective" below) and (b) SI United and Shanghai United have received the consideration payable to them under the Reorganization Agreements.

Events to take place prior to the Reorganization Agreements becoming effective

Each of the Reorganization Agreements will become effective after the occurrence of the following events:

(a) (other than in respect of the SU-SIIC BVI Reorganization Agreement), approval for the transactions contemplated under such agreement having been obtained at a shareholders meeting of SI United;

(b) (other than in respect of the SU-SIIC BVI Reorganization Agreement), approval by the respective boards of directors of the relevant Excluded Companies, and the consent and/or waiver of pre-emption rights of the other shareholders of the relevant Excluded Companies, in respect of the transfer of equity interest pursuant to such agreement having been obtained;

(c) the events set out in paragraphs (a) to (c) under section headed "Events to take place prior to completion of the Acquisition Agreement" above having taken place;

(d) approval for the transfer of equity interest in the relevant Excluded Companies (other than Broadway Finitex Factory Limited) having been obtained from the original approval authorities; and

(e) in respect of the SU-SIIC BVI Reorganization Agreement only, the decision making body of the parties to such agreement having approved the transactions contemplated under such agreement.

CONNECTED TRANSACTION

Both SIIC Shanghai and City Note are connected persons of the Company by virtue of their being ultimately controlled by SIIC, a substantial shareholder of the Company who was interested in approximately 59.05% of the issued share capital of the Company as at the Latest Practicable Date. In view of the Connected Vendors' interest in the Acquisitions, the entering into of the Acquisition Agreement constitutes a connected transaction of the Company and, pursuant to the Listing Rules, is subject to Independent Shareholders' approval at the Extraordinary General Meeting. SIIC and its associates will abstain from voting at the Extraordinary General Meeting. An independent board committee will be formed to advise the Independent Shareholders on the fairness and reasonableness of the Acquisition Agreement. An independent financial adviser will be appointed to advise the independent board committee in respect of the same.

REASONS FOR THE ACQUISITIONS

The Group has been actively seeking opportunities to capitalize on the results of the strong economic development in Shanghai and other parts of the PRC. With the increasing living standard of the residents in the PRC, the Board is particularly optimistic in the future prospect of the consumer-related sectors including medicine and pharmaceutical products and retail and distribution network operations. The Acquisitions are an important step towards the restructuring of the Group's business. It is the intention of the Board to acquire a controlling stake in SI United to plan and implement the strategic development of the relevant operations of the Group as a whole. At the same time, through the Acquisitions, the Group can access to the PRC domestic capital market to facilitate the Group's pursuit of its business strategy and obtain a better return for the Shareholders.

The Board considers the Acquisition Agreement is on normal commercial terms and the terms (including the consideration) are fair and reasonable so far as the Company and the Shareholders taken as a whole are concerned.

FURTHER INFORMATION

A circular containing, amongst other things, further information of the Acquisitions, letters from the independent board committee of the Company and from the independent financial adviser respectively regarding the Acquisition Agreement and a notice to convene the Extraordinary General Meeting will be despatched to Shareholders as soon as practicable.

GENERAL

The principal business of the Group covers infrastructure and modern logistics, information technology, medicine and bio-technology, consumer products and automobile and parts.

DEFINITIONS

"Acquisitions"	the proposed acquisition of 173,580,341 SI United Shares by Shanghai Industrial YKB pursuant to the Acquisition Agreement
"Acquisition Agreement"	the agreement between the Vendors and Shanghai Industrial YKB in relation to the Acquisition dated 21st May 2003

The consideration for the Acquisitions was determined after arm's length negotiations between the Company and the Vendors by reference to the net asset value per SI United Share as mentioned in items 3 and 4 of the immediate following paragraph. The consideration will be funded by the internal resources of the Group.

The consideration per SI United Share payable by each Vendor is the same, being RMB4.9917 (equivalent to approximately HK$4.7092) and represents approximately:

1. approximately 50.87% discount to the closing price of RMB10.16 per SI United Share as quoted on the Shanghai Stock Exchange on 20th May 2003 (being the last trading date immediately prior to the date of the Acquisition Agreement);
2. approximately 50.58% discount to the average closing price of approximately RMB10.10 per SI United Share based on the daily closing prices as quoted on the Shanghai Stock Exchange over the five trading days up to and including 20th May 2003;
3. 10% premium over the adjusted consolidated net assets per SI United Share of approximately RMB4.5379 as at 31st December 2002 which was based on the audited consolidated net assets of SI United Group prepared in accordance with the generally accepted accounting principles in the PRC and adjusted according to the "Disclosure and Presentation Requirements of Annual Report for Listed Companies of the PRC"; and
4. approximately 6.57% premium over the pro forma consolidated net assets per SI United Share of approximately RMB4.6841 as at 31st December 2002 which was prepared on the basis as if the transactions contemplated under the Reorganization Agreements were completed on 31st December 2002 and in accordance with the generally accepted accounting principles in Hong Kong. Further details of the Reorganization Agreements are set out below in the paragraph headed "Reorganization of SI United Group".

Events to take place prior to the Acquisition Agreement becoming effective

The Acquisition Agreement will become effective upon the fulfilment of, amongst other things, the following Conditions:

(a) the passing by the Independent Shareholders at a general meeting of an ordinary resolution approving the Acquisition Agreement and the transactions contemplated thereunder;

(b) necessary approval from the CSRC waiving the obligation of Shanghai Industrial YKB to make a general offer to the shareholders of SI United having been obtained;

(c) approvals for the transactions contemplated under the Acquisition Agreement having been obtained from the State-owned Assets Supervision and Administration Commission, the Ministry of Commerce and the State Development and Reform Commission and no objection to the Acquisitions having been received from the CSRC;

(d) approval for the transactions contemplated under the Acquisition Agreement having been obtained at a shareholders meeting of SI United;

(e) approval for the transactions contemplated under the Reorganization Agreements having been obtained at a shareholders meeting of SI United and approval for the Reorganisation Agreement having been obtained from the relevant approval authority (if necessary); and

(f) all other necessary approval as may be required to be obtained in relation to the Acquisition Agreement pursuant to the requirements or provisions of the laws of the PRC having been obtained.

Termination

If all of the Conditions have not been fulfilled within 12 months after the date of signing of the Acquisition Agreement, any party to the Acquisition Agreement may at any time after the expiry of the said 12-month period, by written notice to the other parties, terminate the Acquisition Agreement whereupon neither of the parties shall have any obligation towards the others (save and except for antecedent breaches).

The rights and obligations of the parties under the Acquisition Agreement shall take effect at the same time and be fulfilled simultaneously. If any of the Vendors fails to transfer its SI United Shares to Shanghai Industrial YKB in accordance with the Acquisition Agreement, Shanghai Industrial YKB has the right to terminate the Acquisition Agreement by giving written notice to the other parties, whereupon it shall have no obligation towards the other parties but without prejudice to its right to claim against the breaching party.

INFORMATION ON SI UNITED

Place of establishment and business

SI United became a joint stock company incorporated under the laws of the PRC in December 1991. The SI United Group is principally engaged in bio-medicine related operations and commercial network operations.

Share capital

The RMB-denominated domestic A Shares of SI United were listed on the Shanghai Stock Exchange on 27th March 1992. As at the Latest Practicable Date, SI United had an issued share capital of approximately RMB306.5 million (equivalent to approximately HK$289.2 million) and its publicly traded shares accounted for approximately 43.37% of its issued share capital, the balance of approximately 56.63% SI United Shares were held by the Vendors.

Financial information

The pro forma consolidated profit before taxation and profit after taxation and minority interests of the Reorganized SI United Group for the two years ended 31st December 2002 (which were prepared in accordance with the generally accepted accounting principles in Hong Kong) were as follows:

	Year ended 31st December 2002 RMB'000	2001 RMB'000
Profit before taxation	146,190	163,482
Profit after taxation and minority interests	94,166	106,499

The pro forma consolidated net asset value of the Reorganized SI United Group as at 31st December 2002 amounted to approximately RMB1,435.73 million (equivalent to approximately HK$1,354.46 million), which were prepared in accordance with the generally accepted accounting principles in Hong Kong.

SI United currently holds approximately 31.37% equity interest in, and is the second largest shareholder of, Lianhua Supermarket Holdings Company Limited which has made an application for listing of its shares on the Stock Exchange.

Reorganization of SI United Group

SI United currently directly and indirectly owns interests in the Excluded Companies which carry on spinning, weaving and other operations which are non-core businesses of the SI United Group. The net asset value of the Excluded Companies accounted for less than 10% of the consolidated net asset value of SI United Group as at 31st December 2002, and they are currently operating at a minor loss. SI United will undergo a restructuring whereby the entire interests of the SI United Group in the Excluded Companies will be disposed to three affiliated companies of SIIC. For the purpose of such restructuring, SI United and Shanghai United as vendors and the three affiliated companies of SIIC as purchasers entered into the Reorganization Agreements on 21st May 2003. Details of the Reorganization Agreements are set out below:

Consideration

The aggregate consideration for the disposal of the Excluded Companies amounted to approximately RMB61.94 million (equivalent to approximately HK$58.43 million). The relevant part of such consideration will be paid to SI United and Shanghai United (as appropriate) in cash within 10 business days after the relevant Reorganization Agreement becomes effective.

"Associate" has the meaning ascribed to it under the Listing Rules

"Board" the board of directors of the Company

"City Note" City Note Holdings Limited, a company incorporated in the British Virgin Islands, whose principal activity is investments holding and is wholly owned by SIIC

"Company" Shanghai Industrial Holdings Limited

"Conditions" the conditions which must be fulfilled before the Acquisition Agreement will become effective

"Connected Vendors" SIIC Shanghai and City Note

"CSRC" the China Securities Regulatory Commission

"Excluded Companies" the companies in which the SI United Group has interests and which interests are to be disposed to three affiliated companies of SIIC pursuant to the Reorganization Agreements, namely, Shanghai United Weaving Co., Ltd.* (上海聯合毛紡織有限公司), Shanghai United Knitting Products Co., Ltd.* (上海聯合羊毛針織品有限公司), Shanghai Hugang International Trading Co., Ltd.* (上海滬港國際貿易有限公司); all being established in the PRC, and Broadway Finitex Factory Limited, being incorporated in Hong Kong with limited liabilities

"Extraordinary General Meeting" the extraordinary general meeting to be held among Shareholders by the Company to consider and approve the Acquisition Agreement and the transactions contemplated thereunder

"Group" the Company and its subsidiaries

"HK$" or "HK dollars" Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong" the Hong Kong Special Administrative Region of the PRC

"Independent Shareholders" Shareholders other than SIIC and its associates

"Independent Vendors" Uni-Shanghai, Shanghai Weaving and Shanghai AJ

"Latest Practicable Date" 20th May 2003, being the latest practicable date prior to the publication of this announcement for ascertaining certain information contained herein

"Listing Rules" the Rules Governing the Listing of Securities on the Stock Exchange

"PRC" the People's Republic of China

"Reorganization Agreements" the three agreements dated 21st May 2003 entered into between SI United and Shanghai United respectively as vendors and SIIC International Investment (BVI) Company Limited, SIIC Investment (Shanghai) Co., Ltd (上實投資(上海)有限公司) and Shanghai Nanyang Industrial Development Limited* (上海南洋實業發展股份有限公司) respectively as purchasers on 21st May 2003 for the sale and purchase of the equity interests in the Excluded Companies owned by the SI United Group, details of which are more particularly set out under the section headed "Reorganization of SI United Group" above

"Reorganized SI United Group" SI United Group after completion of all of the Reorganization Agreements

"RMB" Renminbi, the lawful currency of the PRC

"Shanghai AJ" Shanghai AJ Corporation* (上海愛建股份有限公司), a limited company incorporated in the PRC and an independent third party unconnected with any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any associate of any of them

"Shanghai Industrial YKB" Shanghai Industrial YKB Limited, a wholly-owned subsidiary of the Company and a limited company incorporated in the British Virgin Islands

"SIIC Shanghai" SIIC Shangshi (Holdings) Company Limited* (上海上實(集團)有限公司), a limited company established in the PRC and is wholly owned by SIIC

"Shanghai United" Shanghai United International Limited, a limited company incorporated in Hong Kong and a wholly-owned subsidiary of SI United

"Shanghai Weaving" Shanghai Weaving Development Co.* (上海紡織發展總公司), a state-owned enterprise established in the PRC and an independent third party unconnected with any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any associate of any of them

"Shareholder(s)" holder(s) of the share(s) of HK$0.10 each in the capital of the Company

"SIIC" Shanghai Industrial Investment (Holdings) Company Limited, a substantial shareholder of the Company which held approximately 59.05% of the issued share capital of the Company as at the Latest Practicable Date

"SI United" Shanghai Industrial United Holdings Co., Ltd. (上海實業聯合集團股份有限公司)

"SI United Group" SI United its subsidiaries and companies the results of which are consolidated in the consolidated accounts of SI United

"SI United Share(s)" share(s) in the capital of SI United

"Stock Exchange" The Stock Exchange of Hong Kong Limited

"SU-SIIC BVI Reorganization Agreement" the agreement dated 21st May 2003 in relation to the sale by Shanghai United of its interests in Shanghai Hugang International Trading Co., Ltd* (上海滬港國際貿易有限公司) and Broadway Finitex Factory Limited) to SIIC International Investment (BVI) Company Limited

"Uni-Shanghai" Uni-Shanghai Wooltex Limited, a limited company incorporated in Hong Kong and an independent third party unconnected with any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any associate of any of them

"Vendors" SIIC Shanghai, City Note, Uni-Shanghai, Shanghai Weaving and Shanghai AJ

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 21st May 2003

In this announcement, for information purpose only, certain amounts in RMB have been translated into HK dollars at a rate of RMB1.06 to HK$1.00. Such translation should not be construed as a representation that the RMB has been, could have been or could be, converted into HK dollars, as the case may be, at those or any other rates or at all.

* *The English name is an informal English translation of its official Chinese name*



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

上海實業醫藥科技(集團)有限公司*
SIIC MEDICAL SCIENCE AND TECHNOLOGY (GROUP) LTD.
(Incorporated in the Cayman Islands with limited liability)

JOINT ANNOUNCEMENT
(1) PROPOSED PRIVATISATION OF SIIC MEDICAL SCIENCE AND TECHNOLOGY (GROUP) LIMITED BY SHANGHAI INDUSTRIAL HOLDINGS LIMITED BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 86 OF THE COMPANIES LAW), AT THE CANCELLATION PRICE OF HK$2.15 PER SCHEME SHARE
(2) CONNECTED TRANSACTION FOR SHANGHAI INDUSTRIAL HOLDINGS LIMITED

Financial Adviser to Shanghai Industrial Holdings Limited

BNP PARIBAS PEREGRINE CAPITAL LIMITED

SCHEME OF ARRANGEMENT

The directors of SIHL and SIIC MedTech jointly announce that, on 21st May 2003, SIHL requested the directors of SIIC MedTech to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of SIIC MedTech by way of a scheme of arrangement under Section 86 of the Companies Law.

SIHL proposes that the Scheme Shares will be cancelled in exchange for HK$2.15 in cash for each Scheme Share. The Cancellation Price represents a premium of approximately 64.12% to the audited net asset value per Share as at 31st December 2002 and a premium of approximately 20.79% over the average closing price of HK$1.78 per Share based on the daily closing prices as quoted on the Stock Exchange over the 10 trading days up to and including 20th May 2003 (being the last date of trading prior to the suspension of trading in Shares pending the issue of this announcement).

The Proposal will be implemented by way of the Scheme. The listing of the Shares on the Stock Exchange will be withdrawn following the effective date of the Scheme and SIIC MedTech will become a wholly-owned subsidiary of SIHL. The Proposal is conditional upon the fulfilment or waiver, as applicable, of the conditions as described in the section headed "Conditions of the Proposal" below. All of the conditions will have to be fulfilled or waived, as applicable, on or before 30th September 2003 (or such later date as SIHL and SIIC MedTech may agree or, to the extent applicable, as the Grand Court may direct). Otherwise, the Scheme will lapse.

As at the Announcement Date, the Scheme Shareholders were interested in 211,066,000 Shares, representing approximately 34.04% of the issued share capital of SIIC MedTech. The maximum number of Scheme Shares and amount of cash required for the Proposal is up to 240,766,000 Shares (representing approximately 38.83% of the issued share capital of SIIC MedTech as at the Announcement Date and approximately 37.06% of the enlarged issued share capital of SIIC MedTech) and approximately HK$517.65 million respectively, assuming all outstanding share options are exercised in full by all holders of options except for Mr. Li and Mr. Ge (see below for details). SIHL intends to finance the cash required for the Proposal from internal resources. BNP Paribas Peregrine, SIHL's financial adviser, is satisfied that sufficient financial resources are available to SIHL for the implementation of the Proposal.

As at the Announcement Date, there were 38,200,000 outstanding options (38,200,000 new Shares, representing approximately 6.16% of the existing issued share capital of SIIC MedTech as at the Announcement Date and approximately 5.80% of the enlarged issued share capital of SIIC MedTech, would be issued on exercise in full of such options) granted by SIIC MedTech, out of which 6,000,000 share options, 6,000,000 share options, 4,000,000 share options, 2,500,000 share options and 2,500,000 share options were granted to Mr. Feng Gen Sheng, Mr. Li, Mr. Chen Shu Zi, Mr. Ge and Mr. Wu Jian Zhuang respectively, who are directors of SIIC MedTech and are presumed parties acting in concert with SIHL (a total of 21,000,000 new Shares, representing approximately 3.39% of the issued share capital of SIIC MedTech as at the Announcement Date and approximately 3.19% of the enlarged issued share capital of SIIC MedTech, would be issued on exercise in full of such options). Mr. Feng Gen Sheng, Mr. Chen Shu Zi and Mr. Wu Jian Zhuang are deemed parties acting in concert with SIHL due to their directorships in SIIC MedTech, a subsidiary of SIHL. Save for the options, there are no warrants, convertible securities or outstanding derivatives affecting the Shares held by SIHL or parties acting in concert with it. Any Shares issued as a result of the exercise of the options of SIIC MedTech will be treated as Scheme Shares and be subject to the Scheme. An appropriate offer or proposal to holders of any outstanding options in SIIC MedTech will be made in accordance with the Takeovers Code unless the requirements of such offer or proposal is waived by the Executive. Further details in respect of any such offer or proposal will be set out in the scheme document of SIIC MedTech to be dispatched to Shareholders.

SHAREHOLDING IN SIIC MEDTECH

As at the Announcement Date, SIHL was interested in 408,934,000 Shares, representing approximately 65.96% of the issued share capital of SIIC MedTech. In addition, Mr. Shen Wei Jia, a director of SIIC MedTech, was also interested in a total of 225,000 Shares (representing approximately 0.04% of the issued share capital of SIIC MedTech). As at the Announcement Date, NPL and NEL were interested in a total of 9,073,000 Shares (representing approximately 1.46% of the issued share capital of SIIC MedTech). As at the Announcement Date, SIHL, together with Mr. Shen Wei Jia, NPL and NEL, who/which are presumed to be acting in concert with SIHL under the Takeovers Code, collectively held 418,232,000 Shares (representing approximately 67.46% of the issued share capital of SIIC MedTech).

CONNECTED TRANSACTION

The Shares in which Mr. Shen Wei Jia, NPL and NEL mentioned above were interested have an aggregate value of about HK$19.99 million based on the Cancellation Price. In addition, Mr. Feng Gen Sheng, Mr. Chen Shu Zi and Mr. Wu Jian Zhuang, who are directors of SIIC MedTech, were interested in 6,000,000 share options, 4,000,000 share options and 2,500,000 share options of SIIC MedTech respectively, which can be exercised into 12,500,000 new Shares (representing approximately 2.02% of the issued share capital of SIIC MedTech as at the Announcement Date and approximately 1.98% of the enlarged issued share capital of SIIC MedTech) having an aggregate value of about HK$26.88 million based on the Cancellation Price. Mr. Li and Mr. Ge also hold in aggregate 8,500,000 share options of SIIC MedTech as at the Announcement Date. Mr. Li and Mr. Ge have each executed under seal as a deed, subject to the fulfillment of the conditions of the Proposal, to surrender their respective rights under the share options of SIIC MedTech held by each of them as at the Announcement Date and consented to SIIC MedTech cancelling the share options granted to them at no consideration. Mr. Li and Mr. Ge have undertaken not to exercise their respective rights under the share options held by each of them prior to the fulfilment of the conditions of the Proposal. Upon receipt of the written undertaking of Mr. Li and Mr. Ge and as at the Announcement Date, SIIC MedTech's board of directors has by resolution, subject to the fulfilment of the conditions of the Proposal, cancelled the share options granted, but not exercised, by each of Mr. Li and Mr. Ge pursuant to the terms of the Share Option Scheme. Accordingly, no payment will be made to Mr. Li and Mr. Ge in this regard. The payment for the consideration to Mr. Feng Gen Sheng, Mr. Chen Shu Zi, Mr. Shen Wei Jia, Mr. Wu Jian Zhuang, NPL and NEL, in consideration for the cancellation of their interests in SIIC MedTech constitutes a connected transaction for SIHL under the Listing Rules. However, as the aggregate value of the consideration to be paid of about HK$46.87 million represents less than 3% of the audited net tangible assets of SIHL as at 31st December 2002 based on its audited consolidated accounts as at that date, approval from the independent shareholders of SIHL will not be required.

DISPATCH OF SCHEME DOCUMENT

A scheme document of SIIC MedTech containing, inter alia, further details of the Proposal and the Scheme and recommendations from the independent board committee of SIIC MedTech with respect to the Proposal and/or the Scheme and the advice of the independent financial adviser to the independent board committee of SIIC MedTech, a notice of the Court Meeting and a notice of the special general meeting of the Company, will be dispatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

SUSPENSION AND RESUMPTION OF TRADING

At the request of SIIC MedTech, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. (Hong Kong time) on 21st May 2003, pending the issue of this announcement. Application has been made by SIIC MedTech to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. (Hong Kong time) on 22nd May 2003.

Shareholders of SIIC MedTech and/or potential investors should be aware that the implementation of the Proposal is subject to the conditions as set out below being fulfilled or waived, as applicable, and thus the Proposal may or may not become effective. They should exercise caution when dealing in the Shares.

On 21st May 2003, SIHL, the controlling shareholder of SIIC MedTech, holding through its subsidiaries 65.96% of the issued share capital of SIIC MedTech as at the Announcement Date, requested the directors of SIIC MedTech to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of SIIC MedTech by way of a scheme of arrangement under Section 86 of the Companies Law.

TERMS OF THE PROPOSAL

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholders will be entitled to receive HK$2.15 in cash for each Scheme Share held.

For the avoidance of doubt, Scheme Shareholders are entitled to keep the final dividend of HK4 cents in respect of the financial year ended 31st December 2002 of SIIC MedTech payable on 22nd May 2003.

As at the Announcement Date, there were 620,000,000 Shares in issue and the Scheme Shareholders were interested in 211,066,000 Shares, representing approximately 34.04% of the issued share capital of SIIC MedTech.

As at the Announcement Date, there were 38,200,000 outstanding options (38,200,000 new Shares, representing approximately 6.16% of the existing issued share capital of SIIC MedTech as at the Announcement Date and approximately 5.80% of the enlarged issued share capital of SIIC MedTech, would be issued on exercise in full of such options) granted by SIIC MedTech, out of which 6,000,000 share options, 6,000,000 share options, 4,000,000 share options, 2,500,000 share options and 2,500,000 share options were granted to Mr. Feng Gen Sheng, Mr. Li, Mr. Chen Shu Zi, Mr. Ge and Mr. Wu Jian Zhuang respectively, who are directors of SIIC MedTech and are presumed parties acting in concert with SIHL (a total of 21,000,000 new Shares, representing approximately 3.39% of the existing issued share capital of SIIC MedTech as at the Announcement Date and approximately 3.19% of the enlarged issued share capital of SIIC MedTech, would be issued on exercise in full of such options). Mr. Feng Gen Sheng, Mr. Chen Shu Zi and Mr. Wu Jian Zhuang are deemed parties acting in concert with SIHL due to their directorships in SIIC [illegible] affecting the Shares held by SIHL or parties acting in concert with it. Any Shares issued as a result of the exercise of the options of SIIC MedTech will be treated as Scheme Shares and be subject to the Scheme. An appropriate offer or proposal to holders of any outstanding options in SIIC MedTech will be made in accordance with the Takeovers Code unless the requirements of such offer or proposal is waived by the Executive. Further details in respect of any such offer or proposal will be set out in the scheme document of SIIC MedTech to be dispatched to Shareholders. However, Mr. Li and Mr. Ge have also undertaken not to accept any such offer or proposal made to them in respect of their outstanding options in SIIC MedTech for the reasons stated below.

The maximum number of Scheme Shares (assuming all outstanding share options are exercised in full by all holders of options except for Mr. Li and Mr. Ge, both are directors of SIHL and SIIC MedTech) will be 240,766,000 Shares (representing approximately 38.83% of the issued share capital of SIIC MedTech as at the Announcement Date and approximately 37.06% of the enlarged issued share capital of SIIC MedTech). Due to the fact that Mr. Li and Mr. Ge are directors of SIHL, Mr. Li and Mr. Ge's interest in the share options of SIIC MedTech may be perceived to be faced with conflict of interest. Mr. Li and Mr. Ge have each executed under seal as a deed, subject to the fulfilment of the conditions of the Proposal, to surrender their respective rights under the share options of SIIC MedTech held by each of them as at the Announcement Date and consented to SIIC MedTech cancelling the share options granted to them at no consideration. Mr. Li and Mr. Ge have undertaken not to exercise their respective rights under the share options held by each of them prior to the fulfilment of the conditions of the Proposal. Upon receipt of the written undertaking of Mr. Li and Mr. Ge, and as at the Announcement Date, SIIC MedTech's board of directors has by resolution, subject to the fulfilment of the conditions of the Proposal, cancelled the share options granted, but not exercised, by each of Mr. Li and Mr. Ge pursuant to the terms of the Share Option Scheme. As such, Mr. Li and Mr. Ge will not stand to gain financially from the implementation of the Proposal and SIHL considers that Mr. Li and Mr. Ge's interest in their respective share options will no longer give rise to a material conflict of interest. An application has been made to the Executive to seek a waiver from compliance with the requirement under Rule 2.4 of the Takeovers Code.

The cash consideration of HK$2.15 per Scheme Share represents:

- a premium of approximately 64.12% to the audited consolidated net asset value per Share of approximately HK$1.31 as at 31st December 2002;
- a premium of approximately 14.97% over the closing price of HK$1.87 per Share as quoted on the Stock Exchange on 20th May 2003 (being the last trading day prior to the suspension of trading in the Shares pending the issue of this announcement);
- a premium of approximately 20.79% over the average closing price of approximately HK$1.78 per Share based on the daily closing prices as quoted on the Stock Exchange over the 10 trading days up to and including 20th May 2003;
- a premium of approximately 24.28% over the average closing price of approximately HK$1.73 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including 20th May 2003;
- a premium of approximately 31.90% over the average closing price of approximately HK$1.63 per Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including 20th May 2003; and
- a premium of approximately 43.33% over the average closing price of approximately HK$1.50 per Share based on the daily closing prices as quoted on the Stock Exchange over the 180 trading days up to and including 20th May 2003.

On the basis of the consideration of HK$2.15 per Scheme Share, which was arrived at after taking into account the above and with reference to other privatisation transactions in the past few years, the Proposal values the entire issued share capital of SIIC MedTech as at the Announcement Date at approximately HK$1,333 million. The maximum number of Scheme Shares and amount of cash required for the Proposal is up to 240,766,000 Shares (representing approximately 38.83% of the issued share capital of SIIC MedTech as at the Announcement Date and approximately 37.06% of the enlarged issued share capital of SIIC MedTech) and approximately HK$517.65 million respectively, assuming all outstanding share options are exercised in full by all holders of options except for Mr. Li and Mr. Ge. SIHL intends to finance the cash required for the Proposal from internal resources. BNP Paribas Peregrine, SIHL's financial adviser, is satisfied that sufficient financial resources are available to SIHL for the implementation of the Proposal.

CONDITIONS OF THE PROPOSAL

The Scheme will become effective and binding on SIIC MedTech and all Shareholders subject to the fulfilment or waiver (as applicable) of the following conditions:

(a) the approval of the Scheme by a majority in number of the Independent Shareholders at the Court Meeting, provided that:

  (i) the Scheme is approved by Independent Shareholders holding at least 75% in value of those Shares that are voted either in person or by proxy at the Court Meeting; and

  (ii) the Scheme is not disapproved by Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders;

(b) the passing of a special resolution to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the share capital of SIIC MedTech) by a majority of at least three-fourths of the Shareholders present and voting in person or by proxy, at a general meeting of SIIC MedTech;

(c) the Grand Court's sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of SIIC MedTech, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the orders of the Grand Court for registration;

(d) compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of SIIC MedTech;

(e) all Authorizations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in the Cayman Islands and/or Hong Kong and/or any other relevant jurisdictions;

(f) all Authorizations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective; and

(g) all necessary consents which may be required under any existing contractual obligations of SIIC MedTech being obtained.

SIHL reserves the right to waive condition (e), (f), and (g) either in whole or in part in respect of any particular matter. Condition (a) to (d) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 30th September 2003 (or such later date as SIHL and SIIC MedTech may agree or, to the extent applicable, as the Grand Court may direct). Otherwise, the Scheme will lapse.

Warning:
Shareholders of SIIC MedTech and potential investors should be aware that the implementation of the Proposal is subject to the conditions as set out above being fulfilled or waived, as applicable, and thus may or may not become effective. They are advised to exercise caution when dealing in the Shares.

SHAREHOLDING STRUCTURE

The table below sets out the shareholding structure of SIIC MedTech as at the Announcement Date and immediately upon completion of the Proposal:

Shareholders	As at the Announcement Date Number of Shares	%	Upon completion of the Proposal Number of Shares	%
SIHL Group	408,934,000	65.96	408,934,000	100.00
NEL *(note 1) (note 3)*	8,098,000	1.30	—	—
NPL *(note 1) (note 3)*	975,000	0.16	—	—
Mr. Shen Wei Jia *(note 1) (note 4)*	225,000	0.04	—	—
Sub-total *(note 2)*	418,232,000	67.46	408,934,000	100.00
Independent Shareholders	201,768,000	32.54	—	—
Total	620,000,000	100.00	408,934,000	100.00

Notes:

1. All of the Shares held by NEL, NPL and Mr. Shen Wei Jia will form part of the Scheme Shares.
2. The figure represents the aggregate shareholding of SIHL Group and parties acting in concert with SIHL Group under the Takeovers Code.
3. Both NEL and NPL are wholly-owned subsidiaries of SIIC which in turn is the ultimate controlling shareholder of SIHL.
4. An executive director of SIIC MedTech.

Following the effective date of the Scheme and the withdrawal of listing of the Shares on the Stock Exchange, SIIC MedTech will become a wholly-owned subsidiary of SIHL.

REASONS FOR AND BENEFITS OF THE PROPOSAL

For Scheme Shareholders

The trading liquidity of the Shares has been thin. The average daily trading volume for the past 6 months preceding the Announcement Date of about 891,000 Shares has been less than 0.14% of the free float of the Shares trading on the Stock Exchange. Given the low liquidity of the Shares traded on the Stock Exchange and the current depressed equity markets, the

directors of SIHL are of the opinion that SIIC MedTech's ability to raise funds from the equity markets may be limited and any significant improvement in this in the foreseeable future is uncertain. Therefore, the directors of SIHL hold the view that it is no longer necessary for the continued listing of the Shares on the Stock Exchange.

Since SIHL already owns approximately 65.96% of SIIC MedTech as at the Announcement Date, the directors of SIHL believe that it is unlikely that the minority Shareholders will receive any other offer to acquire the Shares from a third party without the approval of SIHL. In addition, Shareholders should note that no discussions have taken place (or are taking place) with any third party regarding the disposal of any of the Shares held by SIHL and SIHL has no intention of discontinuing SIIC MedTech's businesses.

In addition, the Cancellation Price represents a premium of about 20.79%, 24.28% and 31.90% over the 10-day, 30-day and 60-day average closing price per Share respectively and a premium of about 64.12% over the net asset value per Share as at 31st December 2002. The directors of SIHL believe that the Proposal will provide an opportunity for all Scheme Shareholders to realize their investments in SIIC MedTech at a premium to the prevailing market price of the Share.

For SIHL

The directors of SIHL consider that the Proposal is in the best interest of the shareholders of SIHL as it will result in a leaner group structure by making SIIC MedTech a wholly-owned subsidiary of SIHL. Upon the completion of the Proposal, SIHL will be able to increase its share in the profit contribution of SIIC MedTech from 65.96% to 100.00%.

In addition, medicine and bio-technology is one of the core businesses of SIHL for development. SIHL intends to restructure its medical business, which the Proposal represents a principal step for the restructuring exercise. Upon the Proposal becoming effective, SIHL will be more flexible to formulate the development strategies for the medical business and to expand its medicine and bio-technology business in order to enhance the return to its shareholders.

INFORMATION ON SIIC MEDTECH

SIIC MedTech is a company incorporated in the Cayman Islands with limited liability, which shares have been listed on the Growth Enterprise Market of the Stock Exchange since December 1999. SIIC MedTech Group is principally engaged in pharmaceutical products and health food, medical retailing, medical equipment, and personal care products businesses in the PRC.

A summary of the consolidated results of the SIIC MedTech for each of the two financial years ended 31st December 2002 and for the three months ended 31st March 2003 is set out below:

	For the three months ended 31st March 2003 *(unaudited)* *HK$' million*	For the year ended 31st December 2002 *(audited)* *HK$' million*	2001 *(audited)* *HK$' million*
Turnover	325.7	842.4	723.9
Operating profit	53.3	231.8	157.6
Gain on deemed disposal of interest in a jointly controlled entity	—	—	155.7
Profit from ordinary activities before taxation	55.8	241.9	341.1
Profit after taxation (but before minority interests)	40.8	167.5	288.3
Profit attributable to shareholders	21.1	87.5	232.7

As at 31st December 2002, the audited consolidated net assets of SIIC MedTech were approximately HK$810.2 million or approximately HK$1.31 per share and the audited consolidated net tangible assets of SIIC MedTech were approximately HK$762.1 million.

INFORMATION ON SIHL

SIHL is incorporated in Hong Kong with limited liability, which shares are listed on the Stock Exchange. SIHL, together with its wholly-owned subsidiaries, Central Force Investments Limited, S.I. Infrastructure Holdings Limited and SIHL Treasury Limited, hold about 65.96% interest in the issued share capital of SIIC MedTech. SIHL Group is principally engaged in infrastructure and modern logistics, information technology, medicine and bio-technology businesses, consumer products and automobile and parts.

The summary of the audited consolidated results of the SIHL Group for each of the two financial years ended 31st December 2002 is set out below:

	For the year ended 31st December 2002 *HK$' million*	2001 *HK$' million*
Turnover	3,380.0	3,199.4
Operating profit	1,159.1	1,090.2
Profit from ordinary activities before taxation	1,451.8	1,490.0
Profit after taxation (but before minority interests)	1,269.4	1,381.1
Profit attributable to shareholders	1,126.3	1,202.5

As at 31st December 2002, the audited consolidated net assets of SIHL Group were approximately HK$13,497.8 million or approximately HK$14.42 per share.

Upon the Proposal becoming effective, SIHL will continue to maintain the medical business of SIIC MedTech.

WITHDRAWAL OF LISTING OF THE SHARES

Upon the Scheme becoming effective, all Scheme Shares will be cancelled. Share certificates for the Shares held by the Scheme Shareholders will thereafter cease to have effect as documents or evidence of title. SIIC MedTech will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange immediately following the effective date of the Scheme. The Scheme Shareholders will be notified by way of a press announcement of the exact dates on which the Scheme and the withdrawal of the listing of the Shares on the Stock Exchange will become effective. A detailed timetable of the Scheme will be included in the scheme document, which will also contain, inter alia, further details of the Scheme.

The listing of Shares on the Stock Exchange will not be withdrawn if the Scheme is not approved or lapse.

OVERSEAS SHAREHOLDERS OF SIIC MEDTECH

The making of the Proposal to persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves appropriately and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas shareholders of SIIC MedTech wishing to accept the Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

LISTING RULES IMPLICATION ON SIHL

The Shares in which Mr. Shen Wei Jia, NPL and NEL were interested have an aggregate value of about HK$19.99 million based on the Cancellation Price. In addition, Mr. Feng Gen Sheng, Mr. Chen Shu Zi and Mr. Wu Jian Zhuang, who are directors of SIIC MedTech, were interested in 6,000,000 share options, 4,000,000 share options and 2,500,000 share options of SIIC MedTech respectively, which can be exercised into 12,500,000 new Shares (representing approximately 2.02% of the issued share capital of SIIC MedTech as at the Announcement Date and approximately 1.98% of the enlarged issued share capital of SIIC MedTech) having an aggregate value of about HK$26.88 million based on the Cancellation Price. Mr. Li and Mr. Ge also hold in aggregate 8,500,000 share options of SIIC MedTech as at the Announcement Date. Mr. Li and Mr. Ge have each executed under seal as a deed, subject to the fulfilment of the conditions of the Proposal, to surrender their respective rights under the share options of SIIC MedTech held by each of them as at the Announcement Date and consented to SIIC MedTech cancelling the share options granted to them at no consideration. Mr. Li and Mr. Ge have undertaken not to exercise their respective rights under the share options held by each of them prior to the fulfilment of the conditions of the Proposal. Upon receipt of the written undertaking of Mr. Li and Mr. Ge, and as at the Announcement Date, SIIC MedTech's board of directors has by resolution, subject to the fulfilment of the conditions of the Proposal, cancelled the share options granted, but not exercised, by each of Mr. Li and Mr. Ge pursuant to the terms of the Share Option Scheme. Accordingly, no payment will be made to Mr. Li and Mr. Ge in this regard. The payment for the consideration to Mr. Feng Gen Sheng, Mr. Chen Shu Zi, Mr. Shen Wei Jia, Mr. Wu Jian Zhuang, NPL and NEL in consideration for the cancellation of their interests in SIIC MedTech constitutes a connected transaction for SIHL under the Listing Rules. However, as the aggregate value of the consideration to be paid of about HK$46.87 million represents less than 3% of the audited consolidated net tangible assets of SIHL as at 31st December 2002, approval from the independent shareholders of SIHL will not be required.

MEETINGS AND SCHEME SHARES

As at the Announcement Date, SIHL owned 408,934,000 Shares, representing approximately 65.96% of the issued share capital of SIIC MedTech. Such Shares will not form part of the Scheme Shares and will not be voted at the Court Meeting. In view of the interests of SIHL in the Proposal, parties who are acting in concert with SIHL, being NEL, NPL and Mr. Shen Wei Jia, which/who collectively held, as at the Announcement Date, 9,298,000 Shares (representing approximately 1.50% of the issued share capital of SIIC MedTech), will not vote at the Court Meeting. However, the 9,298,000 Shares held by NEL, NPL and Mr. Shen Wei Jia, will still form part of the Scheme Shares. The maximum number of Scheme Shares (assuming that all outstanding options are exercised in full by all holders of options except for Mr. Li and Mr. Ge) will be 240,766,000 Shares (representing approximately 38.83% of the issued share capital of SIIC MedTech as at the Announcement Date). In the event that Mr. Feng Gen Sheng, Mr. Chen Shu Zi and Mr. Wu Jian Zhuang exercise their respective share options of SIIC MedTech or any part thereof and become Shareholders, the Shares held by Mr. Feng Gen Sheng, Mr. Chen Shu Zi and Mr. Wu Jian Zhuang will form part of the Scheme Shares but Mr. Feng Gen Sheng, Mr. Chen Shu Zi and Mr. Wu Jian Zhuang will not vote at the Court Meeting.

SIHL, NEL, NPL and Mr. Shen Wei Jia have indicated that if the Scheme is approved at the Court Meeting, their respective Share will be voted in favor of the special resolution to be proposed at the special general meeting of SIIC MedTech to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the issued share capital of SIIC MedTech).

SUSPENSION AND RESUMPTION OF TRADING

At the request of SIIC MedTech, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. (Hong Kong time) on 21st May 2003, pending the issue of this announcement. Application has been made by SIIC MedTech to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. (Hong Kong time) on 22nd May 2003.

GENERAL

SIHL has appointed BNP Paribas Peregrine as its financial adviser in connection with the Proposal. An independent board committee will be established to advise the Independent Shareholders in connection with the Proposal. An independent financial adviser will be appointed to advise the independent board committee of SIIC MedTech in connection with the Proposal and the Scheme and the independence of each member of the independent board committee will be confirmed with the Executive at such time. An announcement will be made by SIIC MedTech after it has appointed an independent financial adviser to advise its independent board committee.

Mr. Li and Mr. Ge, both being directors of SIHL and SIIC MedTech hold 8,500,000 share options of SIIC MedTech. Mr. Li and Mr. Ge may consequently be perceived to be faced with a conflict of interest and in such circumstances may be required to obtain independent advice as to whether the making of the Proposal is in the interests of SIHL's shareholders pursuant to Rule 2.4 of the Takeovers Code. An application has been made to the Executive to seek a waiver from compliance with the requirement under Rule 2.4 of the Takeovers Code.

A scheme document of SIIC MedTech containing, inter alia, further details of the Proposal and the Scheme, the expected timetable, an explanatory statement as required under the Companies Law and the Rules of the Grand Court, information regarding SIIC MedTech and SIHL, the recommendation of the independent board committee of SIIC MedTech with respect to the Proposal and the Scheme, a letter of advice from the independent financial adviser to such independent board committee, a notice of the Court Meeting and a notice of the special general meeting of SIIC MedTech will be dispatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

Set out below are the dealings in Shares by SIHL and parties acting in concert with SIHL, during the 6-month prior to the Announcement Date (subject to confirmation):

Acquisitions

By NEL

Date	No. of Shares	Average Price per Share
7th March 2003	290,000	1.44
10th March 2003	358,000	1.40
17th March 2003	68,000	1.50
19th March 2003	978,000	1.49
20th March 2003	104,000	1.49
21st March 2003	44,000	1.48
24th March 2003	160,000	1.49
25th March 2003	150,000	1.46
26th March 2003	84,000	1.48
3rd April 2003	130,000	1.62
4th April 2003	60,000	1.64
9th April 2003	935,000	1.71
10th April 2003	290,000	1.72
11th April 2003	100,000	1.73
14th April 2003	100,000	1.71
15th April 2003	352,000	[illegible]
16th April 2003	210,000	1.72
17th April 2003	270,000	1.71
22nd April 2003	40,000	1.71
23rd April 2003	125,000	1.70
24th April 2003	138,000	1.70
25th April 2003	234,000	1.69
28th April 2003	35,000	1.70
Total	5,255,000	1.60

By NPL

Date	No. of Shares	Average Price per Share
10th April 2003	200,000	1.72
15th April 2003	200,000	1.70
16th April 2003	40,000	1.72
23rd April 2003	30,000	1.69
24th April 2003	81,000	1.70
Total	551,000	1.71

By SIHL Treasury Limited

Date	No. of Shares	Average Price per Share
25th March 2003	25,000	1.47
26th March 2003	5,000	1.47
27th March 2003	583,000	1.54
28th March 2003	10,000	1.56
31st March 2003	348,000	1.56
1st April 2003	207,000	1.55
2nd April 2003	65,000	1.59
3rd April 2003	2,414,000	1.63
4th April 2003	2,114,000	1.67
7th April 2003	1,829,000	1.71
8th April 2003	2,716,000	1.73
Total	10,316,000	1.67

Save for the Proposal itself, there are no arrangements (whether by way of option, indemnity or otherwise) of the kind referred to in Note 8 to Rule 22 of the Takeovers Code between SIHL or any person acting in concert with it and any other person in relation to shares of SIHL or the Shares which might be material to the Proposal.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Announcement Date"	21st May 2003, being the date of this announcement
"Authorizations"	all the necessary authorizations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited, financial adviser to SIHL and deemed licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance
"Cancellation Price"	the cancellation price of HK$2.15 per Scheme Share payable in cash by SIHL to the Scheme Shareholders
"Companies Law"	the Companies Law (2002 Revision) of the Cayman Islands
"Court Meeting"	a meeting of the Scheme Shareholders to be convened at the direction of the Grand Court at which the Scheme will be voted upon
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any delegate thereof
"Grand Court"	Grand Court of the Cayman Islands
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	Shareholders other than SIHL Group and parties acting in concert with SIHL Group, which include Mr. Shen Wei Jia, NPL and NEL
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Ge"	Mr. Ge Wen Yao, an executive director of SIHL and SIIC MedTech
"Mr. Li"	Mr. Li Wei Da, an executive director of SIHL and SIIC MedTech
"NEL"	Nanyang Enterprises Limited, a wholly-owned subsidiary of SIIC
"NPL"	Nanyang Enterprises Properties Limited, a wholly-owned subsidiary of SIIC
"PRC"	the People's Republic of China
"Proposal"	the proposal for the privatisation of SIIC MedTech by SIHL by way of the Scheme
"Relevant Authorities"	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions
"Scheme"	a scheme of arrangement under Section 86 of the Companies Law involving the cancellation of all Scheme Shares
"Scheme Share(s)"	Share(s) held by Scheme Shareholders
"Scheme Shareholder(s)"	Shareholder(s) of SIIC MedTech other than SIHL and its subsidiaries
"Shareholders"	registered holders of Shares
"Share Option Scheme"	the share option scheme of SIIC MedTech adopted on 11th November 1999
"Shares"	ordinary shares of HK$0.10 each in the share capital of SIIC MedTech
"SIHL"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the Stock Exchange
"SIHL Group"	SIHL and its subsidiaries
"SIIC"	Shanghai Industrial Investment (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability which is established by Shanghai Municipal Government and is the ultimate controlling shareholder of SIHL
"SIIC MedTech"	SIIC Medical Science and Technology (Group) Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are currently listed on the Growth Enterprise Market of the Stock Exchange
"SIIC MedTech Group"	SIIC MedTech and its subsidiaries
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers

By Order of the board of
Shanghai Industrial Holdings Limited
Cai Lai Xing
Chairman

By Order of the board of
SIIC Medical Science and Technology (Group) Limited
Lu Ming Fang
Chairman

Hong Kong, 21st May 2003

The directors of SIHL (except for Dr. Lee Quo Wei, due to health reasons) jointly and severally accept full responsibility for the accuracy of the information in relation to SIHL contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

This announcement, for which the directors of SIIC MedTech collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the issuer. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement (other than information in relation to SIHL) is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

* *For identification purpose only*